UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hall, John R.
   Ashland Inc.
   1000 Ashland Drive, BE-5
   Ashland, KY  41169
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common (1)                 |      |    | |                  |   |           |10,588             |D     |                           |
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Common (1)                 |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option (2)            |9.3352  |     |    | |           |   |5/14/|5/14/|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |93   |02   |            |       |       |            |   |            |
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Option (2)            |9.3352  |     |    | |           |   |5/14/|5/14/|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |94   |02   |            |       |       |            |   |            |
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Option (2)            |9.3352  |     |    | |           |   |5/14/|5/14/|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |95   |02   |            |       |       |            |   |            |
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Option (2)            |17.6250 |     |    | |           |   |1/3/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |5    |4    |            |       |       |            |   |            |
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Option (2)            |22.4375 |     |    | |           |   |1/3/9|1/3/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |6    |5    |            |       |       |            |   |            |
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Option (2)            |26.9375 |     |    | |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |7    |6    |            |       |       |            |   |            |
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Option (2)            |18.9375 |1/2/9|A   |V|           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |7    |    | |           |   |8    |7    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)  Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company's Rights
Agreement, as amended and restated on February 14, 1996, which entitles holders of the Company's Common
Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred
Stock at a price of $145 per fractional
share.
(2)  Right to buy pursuant to the Company's 1989 Stock Option Plan for
Non-Employee Directors.